Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.kilpatricktownsend.com

October 17, 2014	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatricktownsend.com

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Beneficial Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 21, 2014

File No. 333-198282

Dear Mr. Clampitt:

On behalf of Beneficial Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on September 25, 2014 (the “Registration Statement”). The Amended Registration Statement is being filed to include a “Recent Developments” prospectus section that reflects the Company’s results of operations for the three and nine months ended September 30, 2014.

In addition, below please find the Company’s response to the staff’s comment letter issued on October 15, 2014. To aid in your review, we have repeated the staff’s comment followed by the Company’s response to such comment.

Parent Company Financial Information

Condensed Statements of Cash Flow – Parent Company Only, Page F-78

1.

You stated in your response that since the predominant use of these dividends by Beneficial Mutual Bancorp was to repurchase Beneficial Mutual Bancorp’s common stock and the cash outflow from stock repurchases should be included in financing activities as described in ASC 230-10-45-15, the Company believes it was appropriate to record both the cash inflow related to the dividends and the cash outflow related to the share repurchases within the financing activities section in the

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 17, 2014

parent company cash flow statement. However, ASC 230-10-45-16(b) is clear that dividends received should be classified as operating activities on a statement of cash flows. In addition, share repurchases typically represent a return to shareholders that is attributable to profitable operations as opposed to financing transactions. Please reclassify the dividends received from financing cash inflows to operating cash inflows in future filings.

Response to Comment No. 1:

The Company hereby undertakes to reclassify the dividends received from financing cash inflows to operating cash inflows in its future filings.

*    *    *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817 or Steve Donahoe at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Scott A. Brown

Scott A. Brown

Enclosures

cc:	Erin Purnell, U.S. Securities and Exchange Commission

Chris Harley, U.S. Securities and Exchange Commission

Gus Rodriguez, U.S. Securities and Exchange Commission

Gerard P. Cuddy, Beneficial Bancorp, Inc.

Thomas D. Cestare, Beneficial Bancorp, Inc.

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP